

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

Via E-mail
Jeremiah J. Silkowski
President and Chief Executive Officer
SQN Alternative Investment Fund III L.P.
110 William Street, 26th Floor
New York, New York 10038

> Re: **SQN Alternative Investment Fund III L.P.**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 23, 2012**
> **File No. 333-166195**

Dear Mr. Silkowski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your original registration statement was declared effective on March 17, 2011 and included your audited financial statements for the year ended December 31, 2010. In that registration statement, you undertook to file post effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act. It appears that your first Section 10(a)(3) update was required on or before April 30, 2012. Based on the disclosure in your Form 10-Q for the Quarter Ended March 31, 2012, it appears that you may have made offers and sales using this prospectus during the period in which your audited financial statements were not current. Please provide us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act.

2. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Jaskot, Staff Attorney, at 202-551-3442, or myself, at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Joseph Walsh, Esq. (*via E-mail*)
        Troutman Sanders LLP